亞洲水泥股份有限公司
ASIA CEMENT CORPORATION

31ST FL[redacted] TUN HWA SOUTH
ROAD, S
TELEX EMENT TAIPE
FAX N 3000

02015709

RULE12G3-2(B)EXEMPTION NO:82-3385

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF INTERNATIONAL CORPORATION
FINANCE ROOM 3094 - STOP 3-6
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549

BANK OF NEW YORK
101 BARCLAY STREET
NEW YORK, NEW YORK 10286
FAX:002-1-212-571-3050

MORGAN STANLEY ASIA (TAIWAN) LTD.
台北市106敦化南路二段207號22樓
TAIPEI, TAIWAN, R.O.C
FAX:8732-2299
TEL:8732-9000

SBC WARBURG
25F ONE EXCHANGE SQUARE
8 CONNAUGHT PLACE HONG KONG
FAX:002-4471-425-8990

02 MAR -5 AM 8:05

FAR EASTERN INTERNATIONAL BANK
台北市重慶南路一段109號三樓
TAIPEI, TAIWAN, R.O.C
FAX:2361-1339

LONDON STOCK EXCHANGE
COMPANY ANNOUNCEMENT OFFICES
CAPEL COURT OFF-BARTHOLONEW LANE
LONDON EC1N 1HP
FAX:44171-4106827

SUPPL

SUBJECT: ASIA CEMENT CORPARATION ("ACC"; THE "COMPANY")
- RULE 144A GLOBAL DEPOSITARY SHARES ("GDRS")

REFERENCE: ASIA CEMENT'S FILING OF RULE 12G3-2(B) EXEMPTION

FEB 15, 2002

DEAR SIRS,

Pursuant to Rule 12g3-2(b) exemption requirements, or Rule 144A Global Depositary Receipt Deposit Agreement and Underwriting Agreement dated as of June 16, 1992, please be advised as follows:

1. the ACC's public announcement of the brief operation report for the month of January 2002.
2. the ACC's report to Taiwan Stock Exchange regarding sales revenue, guarantee of note payable issued by ACC's affiliates and loans to others for the month of January 2002.

Yours faithfully,

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Herman Wang

Herman M. Wang
Assistant Manager of Finance Department
Tel#: 886-2-27378953
Fax#: 886-2-27359797

3/7

股票代號：1102

亞洲水泥股份有限公司簡便行文表

受文者： 財政部證券暨期貨管理委員會

副本單位： 台灣證券交易所股份有限公司、中華民國證券商業同業公會、財團法人中華民國證券暨期貨市場發展基金會、亞泥財務處、會計處

主旨： 為申報本公司九十年十二月份營運情形乙案，謹檢齊公告報紙及附件，敬請 核備。

剪貼公告報紙：

亞洲水泥股份有限公司公告

中華民國九十一年二月八日亞(九一)會字第〇二二八號

茲將本公司一月份營業額、背書保證金額、資金貸與金額及衍生性商品交易金額公告如下：

一、本月開立發票總金額九一四、三三四仟元，營業收入九五五、五三二仟元。

二、本公司截至本月份止資金貸與餘額為〇仟元，各子公司截至本月份資金貸與餘額為〇仟元。

三、本公司截至本月份止背書保證餘額為六、六九六、一三七仟元，各子公司截至本月份止背書保證餘額為四、〇八六、〇一五仟元。

四、本公司截至本月份止衍生性金融商品未沖銷交易契約金額為〇仟元，各子公司截至本月份止衍生性金融商品未沖銷交易契約金額為〇仟元。

註：本月份資金貸與、背書保證及從事衍生性商品交易詳細資料業已輸入股市觀測站資訊系統，網址http://www.tse.com.tw

附件：

一、上市發行公司開立統一發票營業額申報明細表乙份

二、上市發行公司營業收入金額申報明細表乙份

發文單位： 亞洲水泥股份有限公司

發文日期及字號	公告報紙名稱	公告日期（年）	公告日期（月）	公告日期（日）	版次
中華民國九十一年二月八日 亞(九一)會字第〇二二八號	經濟日報	九十一年	二月	八日	二十二版

亞洲水泥股份有限公司公告

中華民國九十一年二月八日亞(九一)會字第〇二二八號

茲將本公司一月份營業額、背書保證金額、資金貸與金額及衍生性商品交易金額公告如下：

一、本月開立發票總金額九一四，三三四仟元，營業收入九五五，五三二仟元。

二、本公司截至本月份止資金貸與餘額為　〇　仟元，各子公司截至本月份資金貸與餘額為　〇　仟元。

三、本公司截至本月份止背書保證餘額為六，六九六，一三七仟元，各子公司截至本月份止背書保證餘額為四，〇八六，〇一五仟元。

四、本公司截至本月份止衍生性金融商品未沖銷交易契約金額為　〇　仟元，各子公司截至本月份止衍生性金融商品未沖銷交易契約金額為　〇　仟元。

註：本月份資金貸與，背書保證及從事衍生性商品交易詳細資料業已輸入股市觀測站資訊系統，網址http://www.tse.com.tw

亞洲水泥股份有限公司
上市發行公司營業額申報明細表

單位:新臺幣元
91年 1 月

營利事業報稅單位名稱	負責人	營業地點	營利事業統一編號	稅籍編號	開立統一發票營業額	說明
亞泥台北總公司	徐旭東	台北市	03244509	271201865	304,931,881	
亞泥新竹營業所	何增光	新竹市	46215004	440700064	46,219,900	
亞泥桃園營業所	許灝明	桃園市	44641313	390301852	77,264,786	
亞泥台中營業所	邱垂華	台中市	51375705	480707325	151,753,400	
亞泥宜蘭營業所	陳正添	宜蘭市	40537252	360500005	8,044,050	
亞泥花蓮營業所	陳永宏	花蓮市	94654880	960512502	53,757,110	
亞泥台東營業所	陳昌椿	台東市	93655398	940206012	15,814,210	
亞泥高雄營業所	洪鴻禧	高雄市	06956749	810103129	105,140,000	
亞泥嘉義營業所	許金祥	嘉義市	78552112	660512063	64,920,000	
亞泥花蓮製造廠	張志鵬	花蓮縣	94655017	961315015	78,788,700	
亞泥新竹製造廠	黃清正	新竹縣	48300028	433110002	7,700,000	
合計					914,334,037	/

填表說明

1、本表列為本會62.8.13證管會(62)調自第1020號函規定『簡便行文表』之附件，以十六開白報紙複製，請按月隨文填報。
2、上市發行公司公告及申報之營業額應與本表所列『本月份合計開立統一發票營業額』相符。
3、本表應依『使用統一發票自動報繳營利事業營業稅自動報繳印花稅總額繳款書』填報。
4、每月公告及申報之營業額應與上項繳款書內『開立統一發票營業額欄』所列之金額一致。

亞洲水泥股份有限公司

營業收入金額申報明細表

單位：千元

91 年 1 月

產品項目	營業收入毛額	銷貨折讓及退回	營業收入淨額	備註
水泥	778,410	4,554	773,856	
熟料	21,855		21,855	
爐石粉	56,777		56,777	
砂石	107,161	4,865	102,296	
其他	748			
合計	964,951	9,419	955,532	

亞洲水泥股份有限公司

關係企業背書保證金額明細表

單位：千元

91 年 1 月

對象	本月份金額	上月份金額	本月份較上月份增(減)金額	本月份對子公司背書保證金額
亞洲工程(股)公司	14,250	14,250	0	14,250
獅城投資(股)公司	20,000	20,000	0	-
裕元投資(股)公司	367,943	380,694	(12,751)	-
遠鼎(股)公司	1,215,000	1,290,500	(75,500)	-
德勤投資(股)公司	3,173,000	3,169,000	4,000	3,173,000
亞利預鑄(股)公司	367,765	356,765	11,000	367,765
南華水泥(股)公司	390,000	386,000	4,000	390,000
亞東預拌(股)公司	807,179	809,139	(1,960)	-
嘉惠電力(股)公司	0	3,084,252	(3,084,252)	0
亞興製品廠(股)公司	100,000	100,000	0	100,000
高雄捷運（股）公司	200,000	200,000	0	
亞利通運（股）公司	0	0	0	
亞洲投資(股)公司	41,000	41,000	0	41,000
總計	6,696,137	9,851,600	(3,155,462)	4,086,015

註：
1、依證管會(86)台財證(六)第00669號函之規定辦理。
2、本公司背書保證之總限額：65,573,394 千元
3、各子公司背書保證之總限額：14,526,616 千元
4、上列金額係指截至各該月底之餘額

亞洲水泥股份有限公司

各子公司對外背書保證總額度明細表

91年1月份

單位:千元

對象	亞泥直接持股比率	股東權益(最近一期經會計師查核)	背書保證總額度
亞洲工程(股)公司	96.63%	159,369	318,738
富民運輸(股)公司	99.47%	879,356	1,758,712
德勤投資(股)公司	99.86%	2,972,013	5,944,026
亞利預鑄(股)公司	83.77%	114,113	228,226
才興投資(股)公司	99.99%	63,270	126,540
亞東工業(股)公司	99.98%	274,194	548,388
亞泥新加坡(股)公司	99.96%	2,373,274	4,746,548
嘉惠電力(股)公司	66.52%	(64,606)	
亞洲投資(股)公司	50.00%	427,719	855,438
總計		7,198,702	14,526,616

PUBLIC ANNOUNCEMENT OF ASIA CEMENT CORPORATION

PUBLIC ANNOUNCEMENT OF SALES REVENUE 、GUARANTEES OF NOTES PAYABLE ISSUED BY AFFILIATES AND LOANS TO OTHERS IN ,2001.

UNIT:NT$(THOUSAND)

ITEM	MONTH	2001	2000	INCREASE OR (DECREASE)	%
INVOICES AMOUNT	Jan.	914,334	556,187	358,147	64.39%
	Jan. TO Dec.	914,334	556,187	358,147	64.39%
NET SALES AMOUNT	Jan.	955,532	704,248	251,284	35.68%
	Jan. TO Dec.	955,532	704,248	251,284	35.68%
GUARANTEES OF NOTES	Jan.	6,696,137	8,610,282	-1,914,145	-22.23%
GUARANTEES OF NOTES(SUBSIDIARIES)	Jan.	4,086,015	-	-	-

THE BALANCE OF LOAN TO OTHERS AT THE END OF THIS MONTH IS 0 THOUSAND AND OF LAST MONTH IS 0 THOUSAND.

THE UPPER LIMITATION OF LOAN TO OTHERS IS 16,393,349THOUSAND.

L10

[illegible]

開立發票及營業收入資訊查詢

本資料由、亞泥 **公司提供**

民國 91 年 1 月 **單位：新台幣仟元**

項目	開立發票總金額	營業收入淨額
本月	914,334	955,532
去年同期	556,187	704,248
增減金額	358,147	251,284
增減百分比	64.39	35.68
本年累計	914,334	955,532
去年累計	556,187	704,248
增減金額	358,147	251,284
增減百分比	64.39	35.68

▶ 各項增減百[illegible]

亞泥

各項產品業務營收統計表查詢

本資料由 亞泥 **公司提供**

民國 91 年 01 月

項目	名稱	當月金額(元)
(1)	水泥	778,410,000
(2)	砂石	107,161,000
(3)	爐石粉	56,777,000
(4)	熟料	21,855,000
(5)	其他	748,000
(6)		
(7)		
(8)		
(9)		
(10)		
其他		
減	銷貨退回及折讓	9,419,000
合計	業務營收淨額	955,532,000

▶按各項產品業務營收佔公司總收入之大小順序排列，其餘歸為其他。

亞泥 背書保證與資金貸放餘額資訊查詢

本資料由 亞泥 公司提供

民國 91 年 1 月 **單位：新台幣仟元**

			本月	上月	最高限額
本公司	無	資金貸放餘額	0	0	0
各子公司	無	資金貸放餘額	0	0	0

			本月增減金額	至本月份累計餘額	最高額度
本公司	有	背書保證資訊	-3,155,462	6,696,137	65,573,394
各子公司	無	背書保證資訊	0	0	0

本公司與子公司間	有	相互背書保證資訊
本公司對子公司背書保證累計餘額		4,086,015
子公司對本公司背書保證累計餘額		0

			本月增減金額	至本月份累計餘額
本公司對大陸地區	無	背書保證資訊	0	0
各子公司對大陸地區	無	背書保證資訊	0	0